

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 7, 2016

Howard Marks, Chief Executive Officer
XReal, Inc.
604 Arizona Avenue
Santa Monica, California 90401

> **Re: XReal, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 11, 2016**
> **File No. 024-10550**

Dear Mr. Marks:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you also offer rewards-based crowdfunding campaigns related to Fortress Fury and indications of interest that include shares bundled with rewards. Tell us what consideration you gave to discussing the material impacts, if any, of these campaigns on your company.

Investment Summary, page 10

2.   You provide extensive qualitative and quantitative disclosures pertaining to the state of the eSports market in this section relative to the discussion of your business. Please tailor your discussion to focus on your current business and future opportunity.

3.   You state that your management believes that "sales of advertising/sponsorship on [y]our platform will generate an additional source of revenue for [you] as soon as the Game has created a significant gaming community around Fortress Fury." Revise your disclosure to clarify the uncertainties associated with this goal.

4.   With respect to every third-party statement in this section of your circular, such as the Newzoo.com report, please ensure that you have disclosed the report dates, and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your circular.

Use of Proceeds, page 13

5.   The posting agreement with StartEngine requires the company to pay a $20 administrative fee per investor even if you cancel the offering. Tell us how this payment is reflected in the Use of Proceeds table.

6.   You disclose on page 13 that offering costs are expected to be approximately $400,000 and include expense reimbursements for StartEngine as well as other costs. We further note your disclosure on page 41 that the amount due under the StartEngine expense reimbursement agreement totaled $407,000 as of March 31, 2016. Please confirm that you have included all estimated offering costs in your calculation of net proceeds and provide us with a breakdown of such costs.

7.   You state on page F-11 that the expense reimbursement agreement with StartEngine Crowdfunding, Inc. provides for the reimbursement of expenses of $72,500 for marketing and legal services. Please revise to clarify whether this amount has been included in the $407,000 due to StartEngine as of March 31, 2016 noted above, or whether this represents additional expenses to be reimbursed.

Business

Strategy, page 15

8.   You entered into a development agreement with Collision Studios, Inc, pursuant to which you will pay a royalty of 20% on net receipts in perpetuity. Please clarify:

- What deductions you have agreed upon with the developer in calculating "net receipts";
- Whether downloadable content within the game and expansion packs are subject to this royalty; and
- Whether there are any material risks to your business associated with having a royalty agreement that runs in perpetuity.

Risk Factors, page 20

9.   You disclose on page 36 that Messrs. Marks and Maron anticipate spending approximately, 10 and 5 hours, respectively, on company business. Add a separately captioned risk factor alerting investors to the risks resulting from this minimal time commitment.

Capitalization, page 35

10.   We note that this is a best-efforts, no minimum offering. Therefore, please revise your capitalization table so that it does not reflect the receipt or application of proceeds from this offering. For background refer to Securities Act Rule 170.

11.   Please tell us how the reclassification of the accumulated deficit of the LLC to retained earnings in the capitalization table complies with SAB Topic 4B.

Dilution, page 36

12.   As this is a best-efforts, no minimum offering, please revise the dilution information to reflect the sale of varying amounts of the total amount of securities being offered. For instance, revise to also include the impact of selling 25%, 50% and 75% of the securities being offered.

Terms of the Offering

Expense Reimbursement Agreement, page 48

13.   During 2016, you entered into an expense reimbursement agreement with StartEngine, under which you agreed to reimburse expenses related to this offering incurred by StartEngine. You also entered into an agreement with Collision Studios relating to the development of your sole video game property, Fortress Fury. Please file these agreements or tell us why you believe they are not material contracts. Refer to Item 17.6 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

14.   Please revise your filing to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to FRC 501.03(a) for additional guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Mark J. Richardson, Esq.